File No. 811-________

As filed with the Securities and Exchange Commission on July 25, 2007

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	COLI VUL-4 Series Account

Address of Principal Business Office (No. & Street, City, State, Zip Code):

50 Main Street, 9th Floor

White Plains, New York 10606

Telephone Number (including area code):	(800) 537-2033

Name and address of agent for service of process:

William T. McCallum

President and Chief Executive Officer

c/o First Great-West Life & Annuity Insurance Company

8515 East Orchard Road

Greenwood Village, Colorado 80111

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [ X ]     NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, First Great-West Life & Annuity Insurance Company, depositor of the Registrant, has caused this notification of registration to be duly signed on behalf of the Registrant in the city of Greenwood Village, and state of Colorado, on the 25th day of July 2007.

COLI VUL-4 SERIES ACCOUNT

BY:	FIRST GREAT-WEST LIFE & ANNUITY
INSURANCE COMPANY

BY:	/s/ William T. McCallum

William T. McCallum

President and Chief Executive Officer of

First Great-West Life & Annuity Insurance Company

Attest:	/s/ Julie J. Collett
Julie J. Collett
Senior Counsel